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Exhibit (c)(2)

Annex II

Global Markets & Investment
Banking Group

4 World Financial Center North Tower 30th Floor New York, New York 10080 212 449 1000

April 1, 2007

Board of Directors
Tribune Company
435 North Michigan Avenue
Chicago, Illinois 60611

Members of the Board of Directors:

        Tribune Company ("Company"), the Tribune Employee Stock Ownership Trust ("Acquiror"), which forms a part of the Tribune Employee Stock Ownership Plan, and Tesop Corporation, a Delaware corporation all of the common stock of which is owned by the Acquiror ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger dated as of April 1, 2007 ("Merger Agreement"), pursuant to which Acquisition Sub would be merged with and into the Company ("Merger"), with the Company surviving the merger and becoming wholly owned by the Acquiror. In the Merger, each share of Company common stock, par value $0.01 per share ("Company Shares", which term shall also apply to the common stock of the surviving corporation following the Merger), other than any shares held by the Acquiror and other than shares with respect to which dissenters rights are perfected, would be converted into the right to receive $34.00 per share in cash, such amount to be adjusted upward at an 8% annualized rate from January 1, 2008 to and including the closing date if the Merger does not close by January 1, 2008 (the "Consideration"). As part of the transaction, the Company and EGI-TRB, L.L.C., a Delaware limited liability company ("EGI-TRB") and Samuel Zell as guarantor of EGI-TRB ("Guarantor"), have entered into a Securities Purchase Agreement dated April 1, 2007 ("Securities Purchase Agreement") by which EGI-TRB has agreed to purchase 1,470,588 newly issued Company Shares at $34.00 per Company Share and an unsecured subordinated exchangeable note in the principal amount of $200.0 million which shall be exchangeable at the option of the Company, or automatically in certain circumstances, into 5,882,353 Company Shares (the "Subordinated Exchangeable Note") prior to consummation of the Merger. In addition, GreatBanc Trust Company ("ESOP Trustee"), not in its individual or corporate capacity, but solely as trustee of Acquiror, has entered into an ESOP Purchase Agreement with the Company dated April 1, 2007, by which the Acquiror has agreed to purchase 8,928,571 Company Shares at $28.00 per share immediately following execution of the Merger Agreement. As soon as practicable following the execution of the Merger Agreement, the Company will commence a self-tender share repurchase ("Self-Tender") of up to approximately 126 million Company Shares at $34.00 per share. Immediately prior to the Merger, the Company will repay the Subordinated Exchangeable Note, and immediately following consummation of the Merger, EGI-TRB will purchase from the Company an unsecured subordinated promissory note in the principal amount of $225.0 million (the "Subordinated Note") and purchase a 15-year warrant (the "Warrant") to purchase 43,478,261 Company Shares (subject to adjustment). The purchase price of the Warrant will be $90 million, and the initial aggregate exercise price of the Warrant will be $500 million, increasing by $10 million per year for the first 10 years of the Warrant, for a maximum aggregate exercise price of $600 million (subject to adjustment).

        We understand that the Company has entered into a Voting Agreement (the "Voting Agreement") with Chandler Trust No. 1 and Chandler Trust No. 2, pursuant to which Chandler Trust No. 1 and Chandler Trust No. 2 have agreed, among other things, to vote in favor of the Merger Agreement and the Merger. We further understand that the Company has entered into separate Registration Rights Agreements (the "Registration Rights Agreements") with (a) Chandler Trust No. 1 and Chandler Trust No. 2 (the "Chandler Registration Rights Agreement") and (b) a Registration Rights Agreement with EGI-TRB and the Acquiror (the "EGI-TRB/Acquiror Registration Rights Agreement").

        You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to such holders, other than the Acquiror and its affiliates and the Guarantor and his affiliates.

        In arriving at the opinion set forth below, we have, among other things:

  (1)
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  (2)
  Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  (3)
  Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

  (4)
  Reviewed the market prices and valuation multiples for the Company Shares prior to the Merger and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (5)
  Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  (6)
  Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

  (7)
  Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and the Guarantor and their financial and legal advisors;

  (8)
  Reviewed a draft dated as of April 1, 2007 of the Merger Agreement (it being understood that such draft was, in all material respects, in the form to be executed); and

  (9)
  Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

        In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

        Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have reviewed drafts dated as of April 1, 2007 (it being understood that such drafts were, in all material respects, in the form to be executed) of the Securities Purchase Agreement, the Subordinated Exchangeable Note, the ESOP Purchase Agreement, the Subordinated Note, the Warrant, the Voting Agreement, the Chandler Registration Rights Agreement and the EGI-TRB/Acquiror Registration Rights Agreement, however we express no opinion on any aspect of such agreements, or on any other document referred to in the Merger Agreement to be entered into in connection with the transaction.

        We are acting as financial advisor to the Company in connection with the Merger, and will assist the Company in arranging a portion of the financing for the Merger, and will receive fees from the Company for our services, significant portions of which are contingent upon the consummation of the Merger and such financing. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are a participant in the Company's credit facilities which will be refinanced in connection with the transaction and anticipate that we will be a participant in such refinancing. We have, in the past, provided financial advisory and financing services to the Company and/or its affiliates and the Guarantor and/or his affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and transactions related thereto and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Self-Tender and how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares (excluding the Acquiror and its affiliates and the Guarantor and his affiliates).

        On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to the holders of such shares, other than the Acquiror and its affiliates and the Guarantor and his affiliates.

Very truly yours,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

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